Faegre Drinker Biddle & Reath LLP
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By EDGAR

June 16, 2021

Nudrat Salik

Brian Cascio

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:         Miromatrix Medical Inc.

Registration Statement on Form S-1

Filed May 28, 2021

Amendment No. 1 to Registration Statement on Form S-1

Filed June 10, 2021

File No. 333-256649

Dear Mr. Salik and Mr. Cascio:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Nudrat Salik and Brian Cascio, dated June 14, 2021 (the “Comment Letter”), to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 28, 2021 and June 10, 2021.

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

June 16, 2021

Capitalization, page 58

1.            We note the pro forma balance sheet amounts reflects the settlement of the Cheshire Note either with a portion of the offering proceeds or through the conversion of the Cheshire Note into shares of common stock. We also note that the Cheshire Note had an interest rate of 20% as of December 1, 2020. In this regard, please address what consideration was given to providing pro forma information showing the impact of the settlement on interest expense and earnings per share amounts. Rule 11-02(a)(1) of Regulation S-X indicates a narrative description of the pro forma effects of a transaction may be disclosed in lieu of pro forma financial statements in certain circumstances where there are a limited number of pro forma adjustments and those adjustments are easily understood.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 59, which now includes a narrative description of the pro forma impact of the repayment of the Cheshire Note or alternatively the conversion of the Cheshire Note on interest expense and earnings per share.

Mount Sinai, page 97

2.            Please revise to explain the parties' respective intellectual property rights under the collaboration agreement.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 98, which describes each party's respective intellectual property rights under the collaboration agreement.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan R. Zimmerman
Jonathan R. Zimmerman

Enclosures

cc:          Jeff Ross, Miromatrix Medical Inc.

Steven Kennedy, Esq., Faegre Drinker Biddle & Reath LLP